Exhibit 99.3

Execution Version

VOTING AGREEMENT

This Voting Agreement (this “Agreement”) is made and entered into on December 24, 2023, by and among (i) Manchester United plc, an exempted company with limited liability incorporated under the Law of the Cayman Islands (the “Company”), (ii) 42 Holdings LLC, a Delaware limited liability company (the “Proxyholder”) and (iii) each of the persons whose names are listed in Schedule A attached hereto and who are signatories to this Agreement (each, a “Holder” and collectively the “Sellers”). Any capitalized term used but not defined in this Agreement will have the meaning ascribed to such term in the Transaction Agreement (as hereinafter defined).

WHEREAS, on the date hereof, the Company, Purchaser and the Sellers, entered into that certain Transaction Agreement (as amended from time to time in accordance with the terms thereof, the “Transaction Agreement”), pursuant to which, among other matters, Purchaser will purchase the Sale Shares from the Sellers and commence the Offer and the Company and Purchaser will effectuate the Closing Share Subscription and the Subsequent Share Subscription;

WHEREAS, as of the date hereof, each Holder is the record and “beneficial owner” (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”)) of and is entitled to dispose of and vote the Class A Ordinary Shares and Class B Ordinary Shares of the Company (the “Company Ordinary Shares”) set forth on Schedule A (which shares, together with any additional Company Ordinary Shares (or any securities convertible into or exercisable or exchangeable for Company Ordinary Shares) in which the Holder acquires record or beneficial ownership after the date hereof, including by purchase, as a result of a share dividend, share split, subdivision, recapitalization, consolidation, combination, reclassification, exchange or change of such shares, or other similar transaction, or upon exercise or conversion of any securities (including any Company Restricted Share Awards or any other equity awards), are collectively referred to herein as the “Shares”); and

WHEREAS, the Company Board has resolved to recommend that the Company’s shareholders (the “Company Shareholders”) approve the adoption of the amended articles of association for the Company set out in Exhibit A of the Transaction Agreement (at the Company Shareholders’ Meeting) (the “Amendment Proposal”).

NOW, THEREFORE, in consideration of the premises set forth above, which are incorporated in this Agreement as if fully set forth below, and intending to be legally bound hereby, the parties hereby agree as follows:

1.            Covenant to Vote in Favor of the Amendment Proposal. Each Holder, with respect to all of the Shares, hereby agrees:

(a)            during the Voting Period, at each meeting of Company Shareholders (and at every adjournment or postponement thereof), and in each written consent or resolutions of any of Company Shareholders in which each Holder is entitled to vote or consent, to be present for such meeting or adjournment or postponement thereof (or otherwise cause the Shares to be counted as present thereat) and unconditionally and irrevocably vote (in person or by proxy), or consent to any action by written consent or resolution with respect to, as applicable, the Shares (i) in favor of, and adopt, the Amendment Proposal, (ii) in favor of any proposal to adjourn the meeting to a later date if there are not sufficient affirmative votes (in person or by proxy) to obtain the Amendment Proposal approval on the date on which such meeting is held, (iii) in favor of any other matter or action necessary for or in furtherance of the consummation of the transactions contemplated by the Transaction Agreement, and (iv) to vote the Shares in opposition to: (A) any Relevant Acquisition Proposal, or any other proposal, transaction, agreement or action, made in opposition to or in competition with the transactions contemplated by the Transaction Agreement, or, in each case, that would reasonably be expected to prevent, delay or impede the consummation of, the Transaction Agreement, the Transactions or any other transactions contemplated thereby; (B) other than as contemplated by the Transaction Agreement (including the Amendment Proposal), any material change in (x) the present capitalization of the Company (excluding, for the avoidance of doubt, the issuance of Class A Ordinary Shares as permitted by the Transaction Agreement) or any amendment of Company’s existing organizational documents (the “Existing Organizational Documents”) or (y) the relative rights of the Class A Ordinary Shares or the Class B Ordinary Shares; (C) any other action or proposal involving the Company or any of its Subsidiaries that is intended, or would reasonably be expected, to prevent, impede, interfere with, materially delay or postpone or otherwise adversely affect in any material respect the Amendment Proposal; or (D) any action or agreement that would reasonably be expected to result in a breach of the Transaction Agreement or result in any condition set forth in Article VIII of the Transaction Agreement (including, for the avoidance of doubt, the conditions set forth in Annex I) not being satisfied on a timely basis.

(b)            without limiting the provisions of this Section 1, Sellers acknowledge that each Holder is agreeing to the matters set forth in Section 1, but that each Holder retains legal authority to vote the Shares subject to the terms of this Agreement (including with respect to matters that are subject to a vote and not addressed by this Agreement).

2.            Covenant to Grant the Proxyholder an Irrevocable Proxy. Each Holder hereby irrevocably and unconditionally grants a proxy to, and appoints, Proxyholder, as its proxy and attorney-in-fact (with full power of substitution and resubstitution), for and in such Holder’s name, place and stead, to vote, act by written consent or execute and deliver a proxy in accordance with the Applicable Law (including the CICA), solely in respect of the matters described in, and in accordance with, Section 1(a), and to vote or grant a written consent during the Voting Period with respect to the Shares as provided in Section 1(a). This proxy and power of attorney is given in connection with, and in consideration of, the mutual promises made in the Transaction Agreement and to secure the performance of the duties and obligations of such Holder under this Agreement. Each Holder hereby (i) affirms that such irrevocable proxy is (x) coupled with an interest by reason of the mutual promises made in the Transaction Agreement and (y) executed and intended to be irrevocable in accordance with the provisions of the Laws of the Cayman Islands, and (ii) revokes any and all prior proxies granted by such Holder with respect to the Shares held by such Holder and no subsequent proxy shall be given by such Holder (and, if given, shall be ineffective). Each Holder shall take such further action or execute such other instruments as may be reasonably necessary in accordance with any Applicable Law to effectuate the intent of this proxy. The power of attorney granted herein by each Holder is a durable power of attorney and, so long as the Proxyholder has the interest secured by such power of attorney or the obligations secured by such power of attorney remain undischarged, the power of attorney shall not be revoked by the dissolution, bankruptcy, death or incapacity of such Holder. The proxy and power of attorney granted hereunder shall terminate upon the termination of this Agreement in accordance with its terms.

3.            Other Covenants.

(a)            Changes to Shares. In the event of (x) a share dividend or distribution, or any change in the share capital of the Company by reason of any share dividend or distribution, share split, recapitalization, combination, conversion, exchange of shares or the like, or (y) a Holder acquiring record or beneficial ownership of, or the power to vote or direct the voting of any additional securities of the Company entitled to vote on any of the matters covered by this Agreement, the term “Shares” shall be deemed to refer to and include the Shares as well as all such share dividends and distributions and any securities into which or for which any or all of the Shares may be changed or exchanged or which are received in such transaction.

(b)            Proxy Statement. During the Voting Period, each Holder agrees to provide to the Company and their respective Representatives any information regarding such Holder or the Shares that is reasonably requested by the Company or their respective Representatives for inclusion in the Proxy Statement.

(c)            Voting Agreements and Voting Trusts. During the Voting Period, no Holder shall enter into any voting agreement or voting trust with respect to any of its Shares or grant a proxy or power of attorney with respect to any of its Shares, in either case, that is inconsistent with such Holder’s obligations pursuant to this Agreement.

(d)            Class Actions. Each Holder hereby agrees not to commence or participate in, and to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against the Proxyholder, the Company, or any of its successors (i) challenging the validity of, or seeking to enjoin or delay the operation of, any provision of this Agreement or the Transaction Agreement (including any claim seeking to enjoin or delay the consummation of the Transactions) or (ii) alleging a breach of any duty of the Company Board in connection with the Transaction Agreement, this Agreement or the transactions contemplated thereby or hereby.

(e)            Notice to Financial Intermediary. Each Holder agrees to inform each financial intermediary or other Person through which such Holder holds its Shares that informs such Person of such Holder’s obligations under this Agreement and direct such Person to not act in disregard of such obligations.

(f)            Spousal Consent. If a Holder is a married individual and any of its Shares constitutes community property or otherwise need spousal or other approval for this Agreement to be legal, valid and binding, such Holder shall deliver to the Company, concurrently herewith, a duly executed written consent of such Holder’s spouse, in the form attached hereto as Schedule B.

4.            Miscellaneous.

(a)            Termination. Notwithstanding anything to the contrary contained herein, this Agreement shall automatically terminate, and none of the Company, the Proxyholder or the Sellers shall have any rights or obligations hereunder, upon the earliest to occur of (i) the mutual written consent of the Company, the Proxyholder and the Sellers, (ii) the Closing, or (iii) the date of termination of the Transaction Agreement in accordance with Article IX thereof (clauses (i), (ii) and (iii), collectively, the “Voting Period”). Following the termination of this Agreement, no party shall have any liability to any other party hereto pursuant to the terms of this Agreement. Notwithstanding anything to the contrary herein, the provisions of this Section 4 shall survive the termination of this Agreement or the Effective Time, as applicable.

(b)            Binding Effect; Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto by operation of Law or otherwise without the prior written consent of the other parties. Any purported assignment in violation of this Section 4(b) shall be null and void. Subject to the foregoing, this Agreement shall be binding upon, inure solely to the benefit of and be enforceable by each party hereto and their permitted successors and assigns.

(c)            Third Parties. Except as expressly provided herein, a person who is not a party to this Agreement shall not have any rights under the Contracts (Rights of Third Parties) Act (As Revised) of the Cayman Islands to enforce any term of this Agreement. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to confer upon any other Person any rights or remedies of any nature whatsoever under or by reason of this Agreement.

(d)            Governing Law. This Agreement and all Proceedings (whether based on contract, tort or otherwise) arising out of, or related to this Agreement, the Transactions, or the actions of the Proxyholder, the Company or the Sellers in the negotiation, administration, performance and enforcement thereof, shall be governed by, and construed in accordance with, the Laws of the State of New York, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction. Each of the parties hereto hereby expressly, irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of any state or federal court sitting in the Borough of Manhattan, New York, New York and any appellate court thereof, in any Proceeding arising out of or relating to this Agreement or the agreements delivered in connection herewith or the Transactions contemplated hereby or for recognition or enforcement of any judgment relating thereby, and each of the parties hereby irrevocably and unconditionally (i) agrees not to commence any such Proceeding except in such courts, (ii) agrees that any claim in respect of any such Proceeding may be heard and determined in any state or federal court sitting in the Borough of Manhattan, New York, New York and any appellate court thereof, (iii) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such Proceeding in any state or federal court sitting in the Borough of Manhattan, New York, New York and any appellate court thereof, and (iv) waives, to the fullest extent permitted by Applicable Law, the defense of an inconvenient forum to the maintenance of such Proceeding in any state or federal court sitting in the Borough of Manhattan, New York, New York and any appellate court thereof. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each party to this Agreement irrevocably consents to service of process outside the territorial jurisdiction of the courts referred to in this Section 4(d) in any such Proceeding by mailing copies thereof by registered or certified U.S. mail, postage prepaid, return receipt requested, to its address specified in or pursuant to Section 4(g). However, nothing in this Agreement will affect the right of any party to this Agreement to serve process on the other party in any other manner permitted by law.

(e)            WAIVER OF JURY TRIAL. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY PROCEEDING, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (III) IT MAKES SUCH WAIVERS VOLUNTARILY AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 4(e).

(f)            Interpretation. The titles and subtitles used in this Agreement are for convenience only and are not to be considered in construing or interpreting this Agreement. In this Agreement, unless the context otherwise requires: (i) any pronoun used shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa; (ii) the term “including” (and with correlative meaning “include”) shall be deemed in each case to be followed by the words “without limitation”; (iii) the words “herein,” “hereto,” and “hereby” and other words of similar import shall be deemed in each case to refer to this Agreement as a whole and not to any particular section or other subdivision of this Agreement; (iv) the term “or” means “and/or”; (v) the word “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”; and (vi) the word “party” shall, unless the context otherwise requires, be construed to mean a party to this Agreement. Any reference to a party to this Agreement or any other agreement or document contemplated hereby shall include such party’s successors and permitted assigns. The parties have participated jointly in the negotiation and drafting of this Agreement. Consequently, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

(g)            Notices. All notices and other communications among the parties hereto shall be in writing and shall be deemed to have been duly given (i) when delivered in person, (ii) when delivered after posting in the U.S. mail having been sent registered or certified mail return receipt requested, postage prepaid, (iii) when delivered by nationally recognized overnight delivery service, or (iv) when delivered by email (provided that the sender does not receive any “bounce back” or other notification of error in transmission), addressed as follows:

If to the Company, to: MANCHESTER UNITED plc Sir Matt Busby Way, Old Trafford Manchester, England, M16 0RA Attention: Patrick Stewart Email: #####

with a copy to (which will not constitute notice):

Latham & Watkins LLP
1271 Avenue of the Americas
New York, NY 10020
Attention: Justin G. Hamill, Robert M. Katz and Ian Nussbaum
Email: #####, ##### and #####

and

Woods Oviatt Gilman LLP

1900 Bausch & Lomb Place

Rochester, New York 14604

Attention: Mitchell S. Nusbaum

Email: #####

If to a Holder, to: the address set forth opposite Holder’s name on Schedule A hereto, with a copy (which will not constitute notice) to, if not the party sending notice to the Company (and a copy for notice hereunder).

(h)            Amendments and Waivers. Any provision of this Agreement may be amended or waived prior to the Effective Time if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Applicable Law.

(i)            Severability. If any term or other provision of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner to the end that the Transactions are consummated as originally contemplated to the fullest extent possible.

(j)            Specific Performance. The parties hereto agree that irreparable damage would occur, and that the Proxyholder and the Company would not have any adequate remedy at law, in the event that any of the provisions of this Agreement were not performed by each Holder in accordance with their specific terms or were otherwise breached (including failing to take such actions as are required of it hereunder to consummate the Transactions). It is accordingly agreed that, prior to the valid termination of this Agreement, the Proxyholder and the Company shall be entitled to an injunction or injunctions, specific performance and other equitable relief to prevent breaches of this Agreement by the Sellers and to specifically enforce the terms and provisions of this Agreement, without proof of actual damages or otherwise, in addition to any other remedy to which the Proxyholder or the Company is entitled at law or in equity. Each party agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that any other party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity. If the Company seeks an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, the Company shall not be required to provide any bond or other security in connection with any such order or injunction. The parties hereto further agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to law or inequitable for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy. Notwithstanding anything to the contrary in this Agreement, the sole and exclusive remedy of the parties hereto relating to any breach of this Agreement shall be the right to seek and obtain an award of specific performance as described in this Section 5(j).

(k)            Expenses. Except as expressly provided in this Agreement, each party shall be responsible for its own fees and expenses (including the fees and expenses of investment bankers, financial advisors, accountants and counsel) in connection with the entering into of this Agreement, the performance of its obligations hereunder and the consummation of the transactions contemplated hereby.

(l)            No Partnership, Agency or Joint Venture. This Agreement is intended to create a contractual relationship among the Proxyholder, Sellers and the Company, and is not intended to create, and does not create, any agency, partnership, joint venture or any like relationship among the parties hereto or among any other Company Shareholders entering into agreements with the Proxyholder or the Company. Each Holder has acted independently regarding its decision to enter into this Agreement. Nothing contained in this Agreement shall be deemed to vest in the Proxyholder or the Company any direct or indirect ownership or incidence of ownership of or with respect to any Shares. Holder retains legal and beneficial ownership over such Shares and, other than pursuant to the Proxy, the Proxyholder shall have no authority to manage, direct, superintend, restrict, regulate, govern or administer policies or operation of the Company or exercise any power or authority to direct any Holder in the voting of any of the Shares.

(m)            Further Assurances. From time to time, at another party’s request and without further consideration, each party shall execute and deliver such additional documents and take all such further action as may be reasonably necessary to consummate the transactions contemplated by this Agreement.

(n)            Entire Agreement. This Agreement (together with the Transaction Agreement to the extent referred to herein) constitutes the entire understanding and agreement of the parties hereto and supersede all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof and, except as otherwise expressly provided herein, are not intended to confer upon any other Person any rights or remedies hereunder; provided, that, for the avoidance of doubt, the foregoing shall not affect the rights and obligations of the parties under the Transaction Agreement or any ancillary agreement contemplated thereby. Notwithstanding the foregoing, nothing in this Agreement shall limit any of the rights or remedies of the Company or any of the obligations of the Sellers under any other agreement between any Holder and the Company or any certificate or instrument executed by any Holder in favor of the Company, and nothing in any other agreement, certificate or instrument shall limit any of the rights or remedies of the Company or any of the obligations of the Sellers under this Agreement.

(o)      Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by all of the other parties hereto. Until and unless each party has received a counterpart hereof signed by the other parties hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication). The exchange of a fully executed Agreement (in counterparts or otherwise) by electronic transmission in .PDF format shall be sufficient to bind the parties hereto to the terms and conditions of this Agreement.

(p)            Capacity as Shareholder. Each Holder signs this Agreement solely in their capacity as a shareholder of the Company, and not in such Holder’s capacity as a director, officer or employee of the Company or any of its Subsidiaries or in such Holder’s capacity as a trustee or fiduciary of any employee benefit plan or trust. Notwithstanding anything herein to the contrary, nothing herein shall in any way restrict a director or officer of the Company in the reasonable exercise of his or her fiduciary duties as a director or officer of the Company or in his or her capacity as a trustee or fiduciary of any employee benefit plan or trust or prevent or be construed to create any obligation on the part of any director or officer of the Company or any trustee or fiduciary of any employee benefit plan or trust from taking any action in his or her capacity as such director, officer, trustee or fiduciary.

[Remainder of Page Intentionally Left Blank; Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the date first written above.

Manchester United plc

By:	/s/ Patrick Stewart
Name:	Patrick Stewart
Title:	Chief Executive Officer and General Counsel

[Signature Page to Voting Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the date first written above.

Kevin Glazer Irrevocable Exempt Family Trust

By:	/s/ Kevin E. Glazer
	Name:	Kevin E. Glazer
	Title:	Trustee

[Signature Page to Voting Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the date first written above.

KEGT Holdings LLC

By: Kevin Glazer Irrevocable Exempt Family Trust, its sole member

By:	/s/ Kevin E. Glazer
	Name:	Kevin E. Glazer
	Title:	Trustee

[Signature Page to Voting Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the date first written above.

Edward S. Glazer Irrevocable Exempt Trust

By:	/s/ Edward S. Glazer
	Name:	Edward S. Glazer
	Title:	Trustee

[Signature Page to Voting Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the date first written above.

Joel M. Glazer Irrevocable Exempt Trust

By:	/s/ Joel M. Glazer
	Name:	Joel M. Glazer
	Title:	Trustee

[Signature Page to Voting Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the date first written above.

RECO Holdings LLC

By: Joel M. Glazer Irrevocable Exempt Trust, its sole member

By:	/s/ Joel M. Glazer
	Name:	Joel M. Glazer
	Title:	Trustee

[Signature Page to Voting Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the date first written above.

42 HOLDINGS LLC

By: Joel M. Glazer Irrevocable Exempt Trust, its sole member

By:	/s/ Joel M. Glazer
	Name:	Joel M. Glazer
	Title:	Trustee

[Signature Page to Voting Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the date first written above.

Bryan G. Glazer Irrevocable Exempt Trust

By:	/s/ Bryan G. Glazer
	Name:	Bryan G. Glazer
	Title:	Trustee

[Signature Page to Voting Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the date first written above.

SCG Global Investment Holdings LLC

By: Bryan G. Glazer Irrevocable Exempt Trust, its sole member

By:	/s/ Bryan G. Glazer
	Name:	Bryan G. Glazer
	Title:	Trustee

[Signature Page to Voting Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the date first written above.

Darcie S. Glazer Irrevocable Exempt Trust

By:	/s/ Darcie S. Glazer Kassewitz
	Name:	Darcie S. Glazer Kassewitz
	Title:	Trustee

[Signature Page to Voting Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the date first written above.

Hamilton TFC LLC

By: Avram Glazer Irrevocable Exempt Trust, its sole member

By:	/s/ Avram Glazer
	Name:	Avram Glazer
	Title:	Trustee

[Signature Page to Voting Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the date first written above.

Avram Glazer Irrevocable Exempt Trust

By:	/s/ Avram Glazer
	Name:	Avram Glazer
	Title:	Trustee

[Signature Page to Voting Agreement]

Schedule A

Holder Name	Owned Shares*			Address
	Class A Ordinary Shares	Class B Ordinary Shares	Options or other convertible Company securities
Joel M. Glazer Irrevocable Exempt Trust	1,707,614	21,749,366	N/A	#####
RECO Holdings LLC	0	150,000	N/A	#####
Darcie S. Glazer Irrevocable Exempt Trust	603,806	20,899,365	N/A	#####
Bryan G. Glazer Irrevocable Exempt Trust	0	19,809,365	N/A	#####
SCG Global Investment Holdings LLC	0	90,000	N/A	#####
Avram Glazer Irrevocable Exempt Trust	0	16,516,979	N/A	#####
Hamilton TFC LLC	0	90,000	N/A	#####
Edward S. Glazer Irrevocable Exempt Trust	0	15,003,172	N/A	#####
Kevin Glazer Irrevocable Exempt Family Trust	0	12,133,974	N/A	#####
KEGT Holdings LLC	0	3,765,392	N/A	#####

*If any additional Class A Ordinary Shares or Class B Ordinary Shares are owned by any of the Sellers as of the date of this Agreement, such shares shall be automatically deemed to be “Owned Shares” notwithstanding the contents of this Schedule A.

Schedule B

SPOUSAL CONSENT

The undersigned represents that the undersigned is the spouse of: _________________________ and that the undersigned is familiar with the terms of the Voting Agreement (the “Agreement”), entered into as of December 24, 2023, by and among Manchester United plc, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), the undersigned’s spouse and the other persons listed on Schedule A to the Agreement who are signatories thereto. The undersigned hereby agrees that the interest of the undersigned’s spouse in all property which is the subject of the Agreement shall be irrevocably bound by the terms of the Agreement and by any amendment, modification, waiver or termination signed by the undersigned’s spouse. The undersigned further agrees that the undersigned’s community property interest in all property which is the subject of the Agreement shall be irrevocably bound by the terms of the Agreement, and that the Agreement shall be binding on the executors, administrators, heirs and assigns of the undersigned. The undersigned further authorizes the undersigned’s spouse to amend, modify or terminate the Agreement, or waive any rights thereunder, and that each such amendment, modification, waiver or termination signed by the undersigned’s spouse shall be binding on the community property interest of undersigned in all property which is the subject of the Agreement and on the executors, administrators, heirs and assigns of the undersigned, each as fully as if the undersigned had signed such amendment, modification, waiver or termination.

Dated:____________________, 2023
Name: